                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               ---------------

                                 SCHEDULE 13D/A
                                 (RULE 13d-2)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)


                             POWERCERV CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                     Common Stock, $.01 Par Value Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  73931P 10 5
--------------------------------------------------------------------------------
                                (CUSIP Number)


                Richard B. Hadlow, Esq., 220 South Franklin St.,
                      Tampa, Florida 33602 (813) 224-9255
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 June 19, 1999
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3), or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO. 73931P 10 5                  13D      PAGE    2     OF    7    PAGES
         ---------------------                       --------    --------


  (1)     NAMES OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          H.R.R. Limited Partnership
          H.R.R., Inc.
          Harold R. Ross
          ---------------------------------------------------------------------


  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Nevada, U.S.A. (H.R.R. Limited Partnership)
          Nevada, U.S.A. (H.R.R., Inc.)
          U.S.A. (Harold R. Ross)
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    68,040 (H.R.R. Limited Partnership)
   SHARES                      -0- (H.R.R., Inc.)
 BENEFICIALLY                  26,000 (Harold R. Ross)*
  OWNED BY             --------------------------------------------------------
    EACH
  REPORTING            (8)     SHARED VOTING POWER
 PERSON WITH                   -0- (H.R.R. Limited Partnership)
                               -0- (H.R.R., Inc.)
                               21,000 (Harold R. Ross)**
                       --------------------------------------------------------

                       (9)     SOLE DISPOSITIVE POWER
                               68,040 (H.R.R. Limited Partnership)
                               -0- (H.R.R., Inc.)
                               26,000 (Harold R. Ross)
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0- (H.R.R. Limited Partnership)
                               -0- (H.R.R., Inc.)
                               21,000 (Harold R. Ross)
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          68,040 (H.R.R. Limited Partnership)
          68,040 (H.R.R., Inc.)
          115,040 (Harold R. Ross)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Less than 1% (H.R.R. Limited Partnership)
          Less than 1% (H.R.R., Inc.)
          Less than 1% (Harold R. Ross)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          PN (H.R.R., Limited Partnership)
          CO (H.R.R., Inc.)
          IN (Harrold R. Ross)
          ---------------------------------------------------------------------


-----------------------
     *Harold R. Ross has Sole Voting Power and Sole Dispositive Power of 13,000 shares issued to "Harold R. Ross, custodian for Robert C. Ross under the Florida Uniform Transfer to Minors Act" and of 13,000 shares issued to "Harold R. Ross, custodian for Stephen C. Ross under the Florida Uniform Transfer to Minors
Act."

     **Harold R. Ross has Shared Voting Power and Shared Dispositive Power as co-trustee of 8,000 shares issued to "the Candida R. Ross Memorial Trust, Antoinette J. Ross, Trustee" and as co-trustee of 13,000 shares issued to "the Harold R. and Candida R. Ross Living Trust, Antoinette J. Ross, Trustee."

Item 1.   Security and Issuer

     The class of equity securities to which this amended Schedule 13D relates is the common stock, $.01 par value, of PowerCerv Corporation, a Nevada corporation ("PowerCerv"). The address of the principal executive office of PowerCerv is 400 N. Ashley Street, Suite 2700, Tampa, Florida 33602.

Item 2.   Identity and Background.

     Information with respect to H.R.R. Limited Partnership:

     Item 2.(a).    Name and state of organization:

---------------------                                          -----------------
CUSIP No. 73931P 10 5                    13D                   Page 4 of 7 Pages
---------------------                                          -----------------

            This amended Schedule 13D is filed by H.R.R. Limited Partnership, a Nevada limited partnership ("H.R.R. Ltd.")

Item 2.(b). Principal business:

            Investor

Item 2.(c). Address of principal business:

            c/o Stephen M. Rice, Esq.
            Jones, Jones, Close & Brown
            3773 Howard Hughes Parkway, 3rd FL. S.
            Las Vegas, Nevada

Item 2(d).  Criminal proceedings:

            None

Item 2(e).  Civil proceedings:

            None

INFORMATION WITH RESPECT TO H.R.R., INC.:

Item 2(a).  Name and state of organization:

            This amended Schedule 13D is filed by H.R.R., Inc., a Nevada corporation, as general partner of H.R.R. Ltd.

Item 2(b).  Principal business:

            Investor

Item 2(c).  Address of principal business:

            c/o Stephen M. Rice, Esq.
            Jones, Jones, Close & Brown
            3773 Howard Hughes Parkway, 3rd FL. S.
            Las Vegas, Nevada

Item 2(d).  Criminal proceedings:

     ---------------------                                                           -----------------
     CUSIP No. 73931P 10 5                              13D                          Page 5 of 7 Pages
     ---------------------                                                           -----------------
                      None

     Item 2(e).       Civil proceedings:

                      None

Information with respect to Harold R. Ross:

     Item 2(a).       Name:

                      This amended Schedule 13D is filed by Harold R. Ross ("Mr. Ross") as: an officer, director and sole shareholder of H.R.R., Inc.; a limited partner of H.R.R. Ltd.; co-trustee of the Candida R. Ross Memorial
                      Trust; co-trustee of the Harold R. and Candida R. Ross Living Trust; trustee of shares issued to "Harold R.
                      Ross, custodian for Robert C. Ross under the Florida Uniform Transfer to Minors Act;" and trustee of shares issued to "Harold R. Ross, custodian for Stephen C. Ross under the Florida Uniform Transfer to Minors Act."

     Item 2(b).       Business address:

                      8511 Van Dyke Road
                      Odessa, FL 33556

     Item 2(c).       Occupation:

                      Retired

     Item 2(d).       Criminal proceedings:

                      None

     Item 2(e).       Civil proceedings:

                      None

     Item 2(f).       Citizenship:

                      U.S.A.

Item 3.     Source and Amount of Funds or Other Consideration.

---------------------                                          -----------------
CUSIP No. 73931P 10 5                   13D                    Page 6 of 7 Pages
---------------------                                          -----------------

     On March 24, 1999, H.R.R. Ltd. granted to PowerCerv an exclusive option to purchase 2,000,000 shares of common stock owned by H.R.R. Ltd. (the "Option"). On June 9, 1999, PowerCerv assigned the Option to David A. Straz, Jr., and on June 9, 1999, David A. Straz, Jr. exercised the Option.

     ITEM 4.          PURPOSE OF TRANSACTION.

     (a) Mr. Ross, the officer, director, and sole shareholder of H.R.R., Inc. retired from PowerCerv in December 1997. Furthermore, Mr. Ross wishes to diversify his investment portfolio.

     Sub-items(b) - (j) are not applicable.

     ITEM 5.          INTEREST IN SECURITIES OF POWERCERV.

     (a) H.R.R. Ltd. is the direct beneficial owner of 68,040 shares, or less than 1.0%, of PowerCerv's issued and outstanding common stock.

     As general partner of H.R.R. Ltd., H.R.R., Inc. is an indirect beneficial owner of a portion of the 68,040 of common stock of PowerCerv.

     As officer, director, and sole shareholder of H.R.R., Inc. and as a limited partner of H.R.R. Ltd., Mr. Ross is an indirect beneficial owner of the 68,040 of common stock of PowerCerv.

     As trustee of "the Candida R. Ross Memorial Trust, Antoinette J. Ross, Trustee," Mr. Ross is a beneficial owner of 8,000 shares of common stock of PowerCerv.

     As trustee of "the Harold R. and Candida R. Ross Living Trust, Antoinette
J. Ross, Trustee," Mr. Ross is a beneficial owner of 13,000 shares of common stock of PowerCerv.

     Mr. Ross is a beneficial owner of 13,000 shares issued to "Harold R. Ross, custodian for Robert C. Ross under the Florida Uniform Transfer to Minors Act."

     Mr. Ross is a beneficial owner of 13,000 shares issued to "Harold R. Ross, custodian for Stephen C. Ross under the Florida Uniform Transfer to Minors Act."

     Pursuant to Rule 13d-4, H.R.R. Ltd. and H.R.R., Inc. expressly declare that the filing of this statement shall not be construed as an admission that the beneficially own any shares beneficially owned by Mr. Ross as a trustee.

     (b)   See items 7, 8, 9, and 10 of the cover page attached hereto.

---------------------                                          -----------------
CUSIP No. 73931P 10 5                    13D                   Page 7 of 7 Pages
---------------------                                          -----------------


     (c) On March 24, 1999, H.R.R. Ltd. granted to PowerCerv an exclusive option to purchase 2,000,000 shares of common stock owned by H.R.R. Ltd. (the "Option"). On June 9, 1999, PowerCerv assigned the Option to David A. Straz, Jr., and on June 9, 1999, David A. Straz, Jr. exercised the Option.

     (d)  See items 7, 8, 9 and 10 of the cover page attached hereto.

     (e)  June 9, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF POWERCERV.

     None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        H.R.R. LIMITED PARTNERSHIP


                                        By: /s/ Harold R. Ross
                                            ------------------------------------
                                                Harold R. Ross, Managing Member


                                        H.R.R., Inc.


                                        By: /s/ Harold R. Ross
                                            ------------------------------------
                                                Harold R. Ross, President


                                        /s/ Harold R. Ross
                                        ----------------------------------------
                                            Harold R. Ross, individually